Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE) ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Appointment of Independent Non-Executive Director

Johannesburg, 26 August 2025: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to announce the appointment of Dr Lindiwe Mthimunye (Lindiwe) as an Independent Non-Executive Director of the Company with immediate effect.

Lindiwe is a seasoned Chartered Accountant with over 23 years of experience spanning the oil & gas, property investment and management, and investment banking sectors. Her career reflects a strong commitment to strategic leadership, financial discipline and governance excellence. She holds the following qualifications: CA (SA), MCom, University of Cape Town and DBA, Geneva Business School.

Lindiwe also serves on other significant boards, including Metrofile Holdings Ltd, as an Independent Non-Executive Chairman from 2025, Blue Label Telecoms Ltd., as an Independent Non-Executive Director from 2022, and Sabvest Capital Ltd as a Non-Executive Director.

Since 2016, Lindiwe has been active in the energy sector. In 2024, she completed her doctoral studies focused on ESG integration and its investment implications for South Africa's coal industry.

She began her professional journey in 1999 at Rand Merchant Bank, specialising in structured and project finance. Her contributions to landmark infrastructure transactions across South Africa and the continent include the financing of the Albert Luthuli Hospital—South Africa's first provincial public-private partnership which earned the prestigious Africa Deal of the Year award from Euromoney in 2002. In the same year, she was recognised by the Association of Black Securities and Investment Professionals (ABSIP) as a top performer in structured and project finance.

In 2006, Lindiwe founded Palau Structured Solutions, advising on transactions in infrastructure public-private partnerships and Broad-Based Black Economic Empowerment (B-BBEE) acquisitions. She later joined Bakoro Property Group, where she led the financial and operational management of a township retail portfolio, culminating in successful exits to major property funds. From 2013, she served as Group CFO at PetroSA, where she spearheaded strategic initiatives including cost optimisation, IFRS transition and capital raising.

Sibanye-Stillwater Chairman, Dr Vincent Maphai commented, "The Board is confident that Lindiwe's appointment will bring valuable insight and strengthen Sibanye-Stillwater".

The announcement is made in terms of Section 3.59 of the Listings Requirements of the JSE Limited.

For Lindiwe's detailed biography, please refer to https://www.sibanyestillwater.com/about-us/leadership/

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has also diversified into battery metals mining and processing and has increased its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could" "believe", "aim", "anticipate", "intend", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) future financial position, business strategies and other strategic initiatives, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2024 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 25 April 2025 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites

References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.